April 5, 2017

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	By EDGAR
Attn:	Nicholas P. Panos Senior Special Counsel

Re:	Buffalo Wild Wings, Inc.
PREC14A preliminary proxy statement filing made on March 28, 2017 by Buffalo Wild Wings, Inc.
File No. 000-24743

Dear Mr. Panos:

On behalf of Buffalo Wild Wings, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced preliminary proxy statement on Schedule 14A filed with the Commission by the Company on March 28, 2017 (the “Initial Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (the “Revised Filing” and, collectively with the Initial Filing, the “Proxy Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in your letter dated April 3, 2017, followed by the Company’s response.

General

1.	Please clearly mark the proxy statement, as distinguished from the Notice of Annual Meeting of Shareholders, as preliminary. See Rule 14a-6(e)(1) of Regulation 14A. The Notice, shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer also to Rules 14a-3(a) and Rule 14a-101.

Response: The cover page and first page of the Revised Filing also bear the legend “PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION” in substantially the form that was set forth on the first page of the notice in the Initial Filing.

5500 Wayzata Blvd, 16th Floor | Minneapolis, MN 55416	PHONE: 952-593-9943	FAX: 952-593-9787	BUFFALOWILDWINGS.COM

Securities and Exchange Commission

April 5, 2017

2.	We noticed that the proxy statement, form of proxy and the annual report on Form 10-K will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated. If not, please affirm the method by which the proxy statements will be distributed.

Response: The Company is not planning to rely upon Rule 14a-16 to distribute proxy materials electronically as the primary means of delivery, but is instead planning to satisfy the obligations of Rules 14a-3(a) and 14a-4(f) by delivering full sets of proxy materials in accordance with Rule 14a-16(n). As set forth in the Proxy Statement, each full set of proxy materials delivered to shareholders will include the notice and proxy statement, the annual report on Form 10-K for the fiscal year ended December 25, 2016 and, as applicable, the form of proxy.

The “Important Notice Regarding the Availability of Proxy Materials” that appears at the end of the notice and identifies the dedicated website is intended to provide the information required by Rule 14a-16(d), as modified by Rule 14a-16(n)(4).

Election of Directors (Proposal 1), page 8

3.	We note the statement that “[t]he Board has no reason to believe that any of the nominees listed below will withdraw or be unable to serve.” Please revise to indicate, if true, that each nominee has consented to serve if elected. See Rule 14a-4(d) of Regulation 14A..

Response: The identified statement has been revised in the Revised Filing to more clearly indicate that each nominee has consented to serve if elected.

4.	Please provide us with an analysis of the legal basis upon which the issuer concluded that director nominee Sam B. Rovit is a bona fide nominee within the meaning of Rules 14a-4(d)(1) and (4) and that he has consented to be named in the issuer’s proxy statement.

Response: Each of the nominees identified in the Proxy Statement as Company nominees, including Mr. Rovit, has consented in writing to the following statement “By signing below the undersigned consents to being named in the proxy statement as a Board nominee for election to the Board of Directors and to serve as a director if elected.” Please refer to Exhibit A to this letter for specific support for Mr. Rovit’s status as a bona fide nominee.

5.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: Based on written representations made by the participants to the Company, the Company confirms on each participant’s behalf that he or she has not been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors) within the last ten years.

Securities and Exchange Commission

April 5, 2017

Outstanding Shares and Voting Rights, page 21

6.	The disclosure intimates that broker non-votes will exist. Under NYSE Rule 452, and interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, the disclosure contemplates the existence of votes absent the transmission of instructions to a broker, bank or other nominee if held in “street name.” Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements are correct, or, alternatively, revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Response: The last paragraph on page 21 of the Proxy Statement is the sole reference to broker discretionary authority and “broker non-votes” and is designed to establish what a broker non-vote is generally and to provide context for the conclusion that broker non-votes will not be cast at the Annual Meeting. To make it clear that broker non-votes are not expected to exist in this solicitation, the Revised Filing presents the concluding sentence of that paragraph in boldface type, which reads: “In the event of a contested vote at the Annual Meeting, none of the proposals presented will be deemed “routine” and, as such, no broker will be permitted to vote its customer’s shares without receiving instructions.”

Security Ownership of Principal Shareholders and Management, page 22

7.	Please expand footnotes 11—14 to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares of your common stock held by FMR LLC, BlackRock, Inc., The Vanguard Group and Marcato Capital Management LP, or advise.

Response: Pursuant to Instruction 3 to Item 403 of Regulation S-K, the Company has relied on the most recent filings with the Commission under section 13(d) and 13(g) of the Exchange Act made by the applicable shareholders. Please be advised that the most recent amendments to Schedule 13G filed with the Commission by BlackRock, Inc. and The Vanguard Group do not disclose sole or shared voting and/or dispositive powers with respect to shares of the Company’s common stock by any natural persons. Footnotes (11) and (14) have been expanded to disclose the natural persons identified in the most recent amendment to Schedule 13G filed by FMR, LLC and the most recent amendment to Schedule 13D filed by Marcato Capital Management LP.

Annual Report on Form 10-K, page 62

8.	Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

Response: The Company intends to rely upon Rule 14a-16(n) to deliver full sets of proxy materials to all shareholders to satisfy the obligations of Rules 14a-3(a) and 14a-4(f). In accordance with that rule, each shareholder will receive a copy of the notice and proxy statement, the annual report on Form 10-K for the fiscal year ended December 25, 2016 and, as applicable, the form of proxy. As disclosed in the Proxy Statement, an additional copy of the Form 10-K may be obtained through a written shareholder request for delivery.

For clarity, the Company has added the following sentence at the beginning of the applicable paragraph on page 62 of the Revised Filing: “Our annual report on Form 10-K for the fiscal year ended December 25, 2016, including the financial statements and a list of exhibits to such Form 10-K, is being mailed with this proxy statement.”

Securities and Exchange Commission

April 5, 2017

Form of Proxy

9.	It appears that the voting selections for Proposals 3 and 4 have been reversed, and that a typographical error exists within Proposal 3. For example, Proposal 4 is a vote for the approval of the incentive compensation plan. The form of proxy does not, however, provide the required voting options For, Against, or Abstain. Please reconcile and revise your proxy and/or form of proxy accordingly, or advise. Refer to Rule 14a-4(b)(1).

Response: This inadvertent typographical error has been corrected and the form of proxy included with the Revised Filing reflects the appropriate voting selections for Proposals 3 and 4.

10.	Please revise the disclosure in the sixth proposal to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(1) or the standard codified therein. At present, the disclosure suggests that such authority is absolute and empowers the proxy holders to vote on any business that may properly come before the meeting.”

Response: The Company understands that Rule 14a-4(c)(1) sets forth the rules applicable to the exercise of discretionary authority with respect to proxies solicited by the Board of Directors of the Company. We note that the notice deadline for shareholder proposals pursuant to the Company’s bylaws has already passed. If the Company receives notice of any other proposal or matter to be presented at its 2017 Annual Meeting of Shareholders, the notice of such proposal or matter will be received after the deadline established in the Company’s bylaws and, therefore, the proxies solicited by the Board will be entitled to exercise discretionary authority to vote on such proposal or matter.

In light of the foregoing, the following supplemental disclosure has been added to the section titled “Other Business” in the Revised Filing:

The Company has received notice of a shareholder proposal in accordance with the Company’s bylaws, but our Board of Directors is not soliciting proxies to vote on that proposal. Because the Company received notice in compliance with the requirements of Rule 14a-4(c) promulgated under the Exchange Act, the appointees named in the proxies solicited on behalf of our Board of Directors will not be permitted to exercise discretionary authority with respect to that shareholder proposal. Management knows of no other matters to be presented at the Annual Meeting. If any other matter properly comes before the Annual Meeting, the appointees named in the proxies will vote the proxies in accordance with their best judgment.

Additionally, Proposal 6 on the form of proxy included with the Revised Filing and the disclosure on the reverse side have been revised to qualify the scope of discretionary authority granted as follows: “In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.”

Securities and Exchange Commission

April 5, 2017

11.	Disclosure on the form of proxy indicates that if no direction is given, the proxy will be voted ONE YEAR Proposal 4. An additional disclosure states, however, that Board recommends that the proxy be voted FOR Proposal 4. Please remove this inconsistency to remove any doubt as to the manner in which the issuer intends to vote the shares represented by the proxy if a selection has not been made. Refer to Rule 14a-4(b).

Response: This inadvertent error has been corrected and the form of proxy included with the Revised Filing indicates in all cases that the Board of Directors recommends that the proxy be voted “ONE YEAR” for Proposal 3 and “FOR” Proposal 4 as originally intended.

Please contact us if we can further assist your review of the filings.

Very truly yours,

BUFFALO WILD WINGS, INC.

By:	/s/ Emily C. Decker
Emily C. Decker
Senior Vice President, General Counsel and Secretary

cc:	Michael A. Stanchfield,
Faegre Baker Daniels LLP

Securities and Exchange Commission	Exhibit A
April 5, 2017

Consent to Being Named as a Nominee
and to Serve as Director of Buffalo Wild Wings, Inc.

To: Secretary of Buffalo Wild Wings, Inc.

The undersigned hereby consents (x) to be named as a nominee for election to the Board of Directors of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Company”), (y) to be named in the proxy soliciting materials as such and (z) if duly elected by the shareholders of the Company, to serve as a director of the Company.

Dated:

January 26, 2017
Name:
Sam Rovit

Securities and Exchange Commission
April 5, 2017

BUFFALO WILD WINGS, INC.

INITIAL QUESTIONNAIRE FOR DIRECTOR NOMINEES

The purpose of this Questionnaire is to provide Buffalo Wild Wings, Inc. (the “Company”) with information to be used in connection with the preparation of the proxy materials for the upcoming Annual Meeting of Shareholders and the Annual Report on Form 10-K for the fiscal year ended December 25, 2016 to be filed with the Securities and Exchange Commission (“SEC”). This Questionnaire is being sent to director nominees.

Please answer all questions fully. Do not leave questions blank – if the answer to any question is “Not Applicable,” then please indicate by marking “N/A.” If you need additional space to answer a question, then please use page 17 entitled “Additional Information” and reference the number and letter of the specific question in your response. If there is any question about which you have any doubt, then please set forth the relevant facts in your answer.

Please complete and sign this Questionnaire and return it via mail, fax or e-mail by February 11, 2017 to the addressee below:

Kristin Westlund
Buffalo Wild Wings, Inc.
5500 Wayzata Blvd, Suite 1600
Minneapolis, MN 55416
Fax: 952-818-3672
Email: KWestlund@buffalowildwings.com

You may wish to keep a copy of the Questionnaire for your records.

PLEASE COMPLETE AND RETURN THIS QUESTIONNAIRE AS SOON AS POSSIBLE, BUT NO LATER THAN SATURDAY, FEBRUARY 11, 2017.

If you have any questions concerning this Questionnaire, please call Emily Decker at 952-540-2052.

Defined terms appear in italics throughout the Questionnaire, and are defined in a footnote the first time they are used.

1.	Name and Age

Please set forth your full name and date of birth.

Full legal name:	Sam Brian Rovit	Date of birth:	January 24, 1958

Buffalo Wild Wings, Inc. 2017 Initial Director Questionnaire	Page 1

Securities and Exchange Commission
April 5, 2017

*  *  *  *  *  *

The above information is furnished by the undersigned at the request of the management of the Company for use in connection with the preparation of proxy materials for the upcoming Annual Meeting of Shareholders and the Annual Report on Form 10-K for the fiscal year ended December 25, 2016. The undersigned will in writing notify Emily Decker at 952-540-2052 immediately of any developments occurring hereafter until                             , the date of the Company’s 2017 Annual Meeting of Shareholders, which affect the answers provided in this Questionnaire; otherwise, the Company and its counsel are to understand that the above information continues to be, to the best of the undersigned’s knowledge, information and belief, complete and correct.

By signing below the undersigned consents to being named in the proxy statement as a Board nominee for election to the Board of Directors and to serve as a director if elected.

If undersigned’s answers to Questions 12(a) through 12(h) are “No”, the undersigned hereby undertakes, for as long as the undersigned remains a member of the Company’s board of directors, to maintain his or her “independence” by not engaging in any of the relationships described in Questions 12(a) through 12(h) or any other relationship that could impair his or her ability to exercise independent judgment.

Jan. 29, 2017
Date	Signature

Buffalo Wild Wings, Inc. 2017 Initial Director Questionnaire	Page 16